Exhibit 1

For Immediate Release

Pointer Telocation Reports Q1 2012 Financial Results

•	Record revenues of $21.6M
•	Non-GAAP Net Income of $ 1.3M in Q1 2012
•	Adjusted EBITDA $2.6M compared to $3.1M in Q1 2011

Rosh HaAyin, Israel May 30th, 2012 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of  Mobile Resource Management (MRM) and roadside assistance services for the automotive industry and insurance market, announced today its financial results for the first quarter of 2012.

Financial Highlights

Revenues: Pointer's revenues for the first quarter of 2012 increased 3% to $21.6 million, as compared to $21.1 million in the first quarter of 2011.

International activities for the first quarter of 2012 were 27% of total revenues compared to 28% in the comparable period of 2011.

Revenues from products in the first quarter of 2012 were $7.8 million, which was unchanged in comparison to the same period in 2011.

Pointer’s revenues from services in the first quarter of 2012 increased 4% to $13.8 million (63.8% of revenues), up from $13.2 million (62.8% of revenues), in the comparable period of 2011.

Gross Profit: In the first quarter of 2012, gross profit decreased 5% to $7.4 million from $7.9 million in the first quarter of 2011.

Operating Income: In the first quarter of 2012, operating income was $1.3 million, compared to $1.5 million in the first quarter of 2011.

Net Income: Pointer recorded net income attributable to Pointer’s shareholders for the first quarter of 2012 of $0.2 million or $0.03 per share, compared to net income of $0.4 million or $0.08 per share in the first quarter of 2011.

Net income attributable to a non-controlling interest in affiliates in the first quarter of 2012 was $0.3 million compared to a net loss of $77 thousand for the comparable period in 2011.

Adjusted EBITDA: Pointer’s Adjusted EBITDA for the first quarter of 2012 was $2.6 million, as compared to $3.1 million in the comparable period in 2011.

David Mahlab, Pointer's Chief Executive Officer, commented on the results, "We are happy with our level of revenue achievement, given the challenging global economic conditions. We have invested considerable resources in our Latin American activities and expect to see positive results from this investment. Additionally, as planned we released new products in Q1 2012, which were well received by our consumers. While economic conditions remain difficult and have influenced our margins, we have and will continue to carefully manage the pressures; and we expect that our new products together with continued growth in Latin America will be reflected in our results during  2012."

Conference Call Information:
Pointer Telocation's management will host today, Wednesday, May 30th, 2012 a conference call with the investment community to review and discuss the financial results, and will also be available to answer questions.

The conference call will commence at 9:30 AM EST, 4:30 PM Israel time.

To participate in the call, please dial in to one of the teleconferencing numbers below. Please begin placing your call at least 5 minutes before the time set for the commencement of the conference call.

From USA 1-866-860-9642; From Israel: 03-918-0687

A replay will be available from May 31, 2012 on the Company’s website: www.pointer.com .

Reconciliation between results on a GAAP and Non-GAAP basis:

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses Adjusted EBITDA and non-GAAP net income as a non-GAAP financial performance measurement.

We calculate Adjusted EBITDA by adding back to net income, financial expenses, taxes, depreciation, and amortization a non-recurring expense attributable to the Company's efforts to expand various services to Israeli insurance companies, and amortization including the effect of a non-cash impairment charge related to the fair market value of Cellocator.

We calculate non-GAAP net income by adding back to net income, non-cash equity based compensation and amortization of intangibles related to acquisitions and non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our three most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

 About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing client list with products installed in over 30 countries. Cellocator, a Pointer Products Division, is a leading MRM (Mobile Resource Management) technology developer and manufacturer.

For more information: www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2012	December 31, 2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$764	$1,468
Restricted cash	121	123
Trade receivables	17,823	14,427
Other accounts receivable and prepaid expenses	2,495	1,946
Inventories	3,826	4,467

Total current assets	25,029	22,431

LONG-TERM ASSETS:
Long-term accounts receivable	1,366	805
Severance pay fund	8,307	7,474
Property and equipment, net	11,507	10,839
Investment in affiliate	236	266
Other intangible assets, net	3,967	3,030
Goodwill	47,715	44,493

Total long-term assets	73,098	66,907

Total assets	$98,127	$89,338

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2012	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$16,641	$13,208
Trade payables	10,790	9,821
Deferred revenues and customer advances	9,075	6,890
Other accounts payable and accrued expenses	7,097	7,440

Total current liabilities	43,603	37,359

LONG-TERM LIABILITIES:
Long-term loans from banks	7,509	7,715
Long-term loans from shareholders and others	948	943
Other long-term liabilities	3,275	2,895
Accrued severance pay	9,475	8,625

	21,207	20,178
COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd’s shareholders' equity:
Share capital	3,354	3,353
Additional paid-in capital	118,697	119,147
Accumulated other comprehensive income	1,420	837
Accumulated deficit	(96,580)	(96,743)

Total Pointer Telocation Ltd’s shareholders' equity	26,891	26,594

Non-controlling interest	6,426	5,207

Total equity	33,317	31,801

LIABILITIES AND SHAREHOLDERS' EQUITY	$98,127	$89,338

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited
Revenues:
Products	$7,825	$7,844	$31,140
Services	13,783	13,220	54,778

Total revenues	21,608	21,064	85,918

Cost of revenues:
Products	4,625	4,416	18,283
Services	9,496	8,552	37,249
Amortization of intangible assets	60	244	1,498

Total cost of revenues	14,181	13,212	57,030

Gross profit	7,427	7,852	28,888

Operating expenses:
Research and development	716	735	3,082
Selling and marketing	2,282	2,069	8,932
General and administrative	2,673	3,118	11,450
Amortization of intangible assets	504	453	1,821
Impairment of goodwill and intangible assets	-	-	6,216

Total operating expenses	6,175	6,375	31,501

Operating income (loss)	1,252	1,477	(2,613)
Financial expenses, net	470	398	1,779
Other expenses (income), net	7	(7)	77

Income (loss) before taxes on income	775	1,086	(4,469)
Taxes on income	289	357	2,383

Income (loss) after taxes on income	486	729	(6,852)
Equity in losses of affiliate	48	424	1,634

Net income (loss)	438	305	(8,486)

Other comprehensive income (loss):
Currency translation adjustments of foreign operations	655	545	(2,605)
Realized income (losses) on derivatives designated as cash flow hedges	(79)	42	(219)
Unrealized income (losses) on derivatives designated as cash flow hedges	263	32	(162)

Total comprehensive income (loss)
	1,277	924	(11,472)
Profit (loss) attributable to:
Equity holders of the parent	163	382	(8,527)
Non-controlling interests	275	(77)	41

	438	305	(8,486)
Comprehensive income (loss) attributable to:
Equity holders of the parent	746	869	(10,982)
Non-controlling interests	531	55	(490)

	1,277	924	(11,472)

Earnings (loss) per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings per share	$0.03	$0.08	$(1.78)

Diluted net earnings (loss) per share	$0.03	$0.08	$(1.79)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited

Cash flows from operating activities:

Net income (loss)	$438	$305	$(8,486)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation, amortization and impairment	1,350	1,492	12,710
Accrued interest and exchange rate changes of debenture and long-term loans	(14)	16	135
Accrued severance pay, net	(37)	32	487
Gain from sale of property and equipment, net	(38)	(31)	(95)
Equity in losses of affiliate	48	424	1,634
Amortization of stock-based compensation	101	88	515
Impairment loss of loan to minority shareholder in subsidiary	-	-	489
Accrued interest and exchange rate changes of long-term loans to affiliate	28	-	-
Decrease in restricted cash	2	2	10
Increase in trade receivables, net	(3,038)	(2,930)	(1,462)
Decrease (increase) in other accounts receivable and prepaid expenses	(259)	(692)	373
Decrease (increase) in inventories	802	176	(1,035)
Write-off of inventories	-	-	304
Deferred income taxes	-	(17)	170
Decrease (increase) in long-term accounts receivable	156	220	(177)
Increase in trade payables	165	1,663	452
Increase in other accounts payable and accrued expenses	1,832	1,810	2,457

Net cash provided by operating activities	1,536	2,558	8,481

Cash flows from investing activities:

Purchase of property and equipment	(1,307)	(1,377)	(4,445)
Proceeds from sale of property and equipment	432	165	1,050
Investment in affiliate	(729)	(543)	(1,740)
Acquisition of Subsidiary (a)	(251)
Purchase of activity (b)	(3,125)	-	-
Proceeds from sale of investments in previously consolidated subsidiaries (c)	-	-	39

Net cash used in investing activities	(4,980)	(1,755)	(5,096)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of warrants	5	23	281
Repayment of long-term loans from banks	(2,607)	(1,912)	(8,937)
Repayment of long-term loans from others	-	(8)	(1,071)
Receipt of long-term loans from banks	3,181	1,944	8,384
Dividend paid to the non-controlling interest	-	-	(1,594)
Short-term bank credit, net	2,130	(1,789)	(1,002)

Net cash provided (used) in financing activities	2,709	(1,742)	(3,939)

Effect of exchange rate changes on cash and cash equivalents	31	214	(211)

Decrease in cash and cash equivalents	(704)	(725)	(765)
Cash and cash equivalents at the beginning of the period	1,468	2,233	2,233

Cash and cash equivalents at the end of the period	$764	$1,508	$1,468

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Three months ended March 31,		Year ended December 31,
		2012	2011	2011

(a)	Acquisition of subsidiary:

	Property and equipment	$22	$-	$-
	Technology	58	-	-
	Goodwill	304	-	-
	Minority Interest	(133)	-	-
		$251	$-	$-

(b)	Purchase of activity:

	Working capital	$27	$-	$-
	Property and equipment	112	-	-
	Customer list	1,364	-	-
	Goodwill	1,669	-	-
	Accrued severance pay, net	(23)	-	-
	Employees accruals	(24)	-	-
		$3,125	$-	$-

(c)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$-	$32
	Non-controlling interests	-	-	426
	Loss from sale of subsidiaries	-	-	(110)
	Receivables for sale of investments in subsidiaries	-	-	(309)

		$-	$-	$39

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

Non GAAP Net income

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited

GAAP Net income (loss) as reported	$438	$305	$(8,486)
amortization and impairment of intangible assets	564	697	9,535
Stock based compensation expenses	101	88	515
non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	218	156	2,365

Non-GAAP Net income	$1,321	$1,246	$3,929

Adjusted EBITDA

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited

GAAP Net income (loss) as reported:	$438	$305	$(8,486)

One time charge attributable to efforts to expand services to Israeli insurance companies	-	486	486
Financial expenses, net	470	398	1,779
Tax on income	289	357	2,383
Stock based compensation expenses	101	88	515
Depreciation and amortization	1,338	1,492	12,710

Non-GAAP Adjusted EBITDA	$2,636	$3,126	$9,387